UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

BIOVIE INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 207

(CUSIP Number)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2

(1)	NAMES OF REPORTING PERSONS Acuitas Group Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 30,435,738
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 30,435,738
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,435,738
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.47%*
(14)		TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 68,438,249 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 61,165,521 shares of Common Stock outstanding as of June 13, 2024, as reported by the Issuer in the Definitive Proxy Statement with respect to its Special Meeting of Stockholders filed with the SEC on June 17, 2024 (the “DEF14A”), and (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of a warrant previously issued to Acuitas (the “Warrant”).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3

(1)	NAMES OF REPORTING PERSONS Terren S. Peizer
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 30,503,938
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 30,503,938
	(10)	SHARED DISPOSITIVE POWER 0
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,503,938
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.53%*
(14)		TYPE OF REPORTING PERSON (See Instructions) HC; IN

*	Based on 68,503,249 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 61,165,521 shares of Common Stock outstanding as of June 13, 2024, as reported in the DEF14A, (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer, which options automatically became fully vested and exercisable as of March 2, 2023.

Amendment No. 10 to SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer” and, together with Acuitas, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, Amendment No. 4 filed on May 10, 2021, Amendment No. 5 filed on June 11, 2021, Amendment No. 6 filed on July 15, 2022, Amendment No. 7 to Schedule 13D filed on August 16, 2022, Amendment No. 8 to Schedule 13D filed on March 7, 2023 and Amendment No. 9 to Schedule 13D filed on March 10, 2023 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”). Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented by adding the following:

“On June 21, 2024, Mr. Peizer was found guilty by a jury in the Central District of California of one count of securities fraud and two counts of insider trading. The allegations related to the sale of shares of Ontrak, Inc. through the use of two Rule 10b5-1 trading plans. Mr. Peizer’s conviction is not yet final, and he plans to appeal the verdict.

Other than as set forth above, during the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a) and (b)

Acuitas

All percentages of shares of Common Stock contained herein with respect to Acuitas are based on 68,438,249 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 61,165,521 shares of Common Stock outstanding as of June 13, 2024, as reported by the Issuer in the Definitive Proxy Statement with respect to its Special Meeting of Stockholders filed with the SEC on June 17, 2024 (the “DEF14A”), and (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of a warrant previously issued to Acuitas (the “Warrant”).

As of June 25, 2024, Acuitas may be deemed to have beneficial ownership of 30,435,738 shares of Common Stock, consisting of (i) an aggregate of 23,163,010 shares of Common Stock held directly by Acuitas and (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant.

The shares of Common Stock beneficially owned by Acuitas represents approximately 44.47% of the total number of shares of Common Stock outstanding as of June 25, 2024. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all 30,435,738 shares of Common Stock with Mr. Peizer.

Mr. Peizer

All percentages of shares of Common Stock contained herein with respect to Mr. Peizer are based on 68,503,249 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 61,165,521 shares of Common Stock outstanding as of June 13, 2024, as reported in the DEF14A, (ii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant, and (iii) an aggregate of 65,000 shares of Common Stock underlying options previously granted to Mr. Peizer, which options automatically became fully vested and exercisable as of March 2, 2023 (the “Options”).

As of June 25, 2024, Mr. Peizer may be deemed to have beneficial ownership of 30,503,938 shares of Common Stock, consisting of (i) an aggregate of 23,163,010 shares of Common Stock held directly by Acuitas, (ii) an aggregate of 3,200 shares of Common Stock held directly by Mr. Peizer, (iii) 7,272,728 shares of Common Stock that may be issued to Acuitas upon exercise of the Warrant, and (iv) an aggregate of 65,000 shares of Common Stock underlying the Options.

The shares of Common Stock beneficially owned by Mr. Peizer represents approximately 44.53% of the total number of shares of Common Stock outstanding as of June 25, 2024. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all 30,503,938 shares of Common Stock.”

Item 5(c) of the Statement is hereby supplemented with the following:

“The Reporting Persons had no transactions in the securities of the Company during the past sixty days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer